Pricing supplement no. 1543
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 133-A-II dated May 4, 2009

08-#23-2011-R
Registration Statement No. 333-155535
Dated August 19, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$629,000
Return Enhanced Notes Linked to the Common Stock of General Motors Company due September 6, 2012

General

- The notes are designed for investors who seek a return of two times the appreciation of the closing price of the Reference Stock, up to a maximum total return on the notes of 34.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Strike Price, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 6, 2012†
- Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof
- The notes priced on August 19, 2011 and are expected to settle on or about August 24, 2011.

Key Terms

Reference Stock: The common stock, par value $0.01 per share, of General Motors Company (New York Stock Exchange symbol "GM"). We refer to General Motors Company as "General Motors."

Upside Leverage Factor: 2

Payment at Maturity: If the Final Share Price is greater than the Strike Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return multiplied by 2, subject to a Maximum Total Return on the notes of 34.50%. For example, if the Stock Return is equal to or greater than 17.25%, you will receive the Maximum Total Return on the notes of 34.50%, which entitles you to a maximum payment at maturity of $1,345 for every $1,000 principal amount note that you hold. Accordingly, if the Stock Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 × Stock Return × 2)

If the Final Share Price is equal to the Strike Price, you will receive the principal amount of your notes at maturity.

Your investment will be fully exposed to any decline in the price of the Reference Stock. If the Final Share Price is less than the Strike Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Strike Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Stock Return)

You will lose some or all of your investment at maturity if the Final Share Price is less than the Strike Price.

Stock Return:

$$\frac{\text{Final Share Price} - \text{Strike Price}}{\text{Strike Price}}$$

Strike Price: Set equal to $22.86, as determined on the pricing date in the sole discretion of the calculation agent. **The Strike Price is not the closing price of the Reference Stock on the pricing date.** Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Price, that might affect the value of your notes.

Final Share Price: The arithmetic average of the closing prices of the Reference Stock on each of the five Ending Averaging Dates, each multiplied by the Stock Adjustment Factor on such date

Stock Adjustment Factor: Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 133-A-II for further information.

Ending Averaging Dates†: August 27, 2012, August 28, 2012, August 29, 2012, August 30, 2012 and August 31, 2012

Maturity Date†: September 6, 2012

CUSIP: 48125XN93

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 133-A-II

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 133-A-II and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$629,000	$6,290	$622,710

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-20 of the accompanying product supplement no. 133-A-II.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-38 of the accompanying product supplement no. 133-A-II. For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 19, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 133-A-II dated May 4, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 17, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 133-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 133-A-II dated May 4, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001800/e35260_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company, " "we," "us" and "our" refer to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Stock?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Price of $23.00 and reflect the Maximum Total Return on the notes of 34.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Share Price	Stock Return	Total Return
$41.4000	80.00%	34.50%
$37.9500	65.00%	34.50%
$34.5000	50.00%	34.50%
$32.2000	40.00%	34.50%
$29.9000	30.00%	34.50%
$27.6000	20.00%	34.50%
$26.9675	17.25%	34.50%
$25.3000	10.00%	20.00%
$24.1500	5.00%	10.00%
$23.5750	2.50%	5.00%
$23.0000	**0.00%**	**0.00%**
$21.8500	-5.00%	-5.00%
$20.7000	-10.00%	-10.00%
$18.4000	-20.00%	-20.00%
$16.1000	-30.00%	-30.00%
$13.8000	-40.00%	-40.00%
$11.5000	-50.00%	-50.00%
$9.2000	-60.00%	-60.00%
$6.9000	-70.00%	-70.00%
$4.6000	-80.00%	-80.00%
$2.3000	-90.00%	-90.00%
$0.0000	-100.00%	-100.00%

The graph below demonstrates the hypothetical total return on the notes at maturity. Your investment may result in a loss of some or all of your principal at maturity.



Return Enhanced Notes Linked to the Common Stock of General Motors
Total Return at Maturity
Note Payoff at Maturity
Cash Investment In the Reference Stock
Total Return
Stock Return
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph on the previous page are calculated.

Example 1: The closing price of the Reference Stock increases from the Strike Price of $23.00 to a Final Share Price of $24.15. Because the Final Share Price of $24.15 is greater than the Strike Price of $23.00 and the Stock Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 34.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\% \times 2) = \$1,100$$

Example 2: The closing price of the Reference Stock increases from the Strike Price of $23.00 to a Final Share Price of $27.60. Because the Final Share Price of $27.60 is greater than the Strike Price of $23.00 and the Stock Return of 20% multiplied by 2 exceeds the Maximum Total Return of 34.50%, the investor receives a payment at maturity of $1,345 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of the Reference Stock decreases from the Strike Price of $23.00 to a Final Share Price of $18.40. Because the Final Share Price of $18.40 is less than the Strike Price of $23.00, the Stock Return is negative, and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Stock Return by two, up to the Maximum Total Return on the notes of 34.50%, for a maximum payment at maturity of $1,345 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **RETURN LINKED TO A SINGLE REFERENCE STOCK** — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of General Motors. For additional information see "The Reference Stock" in this pricing supplement.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 133-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 133-A-II dated May 4, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. Your investment will be exposed to loss if the Final Share Price is less than the Strike Price. For every 1% that the Final Share Price is less than the Strike Price, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Final Share Price is greater than the Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Total Return of 34.50%, regardless of the appreciation in the price of the Reference Stock, which may be significant.
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
- **THE COMMON STOCK OF GENERAL MOTORS HAS A LIMITED TRADING HISTORY** — The common stock of General Motors commenced trading on the New York Stock Exchange on November 18, 2010 and therefore has limited historical performance. Past performance should not be considered indicative of future performance.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  We and/or our affiliates may also currently or from time to time engage in business with General Motors, including extending loans to, or making equity investments in, General Motors or providing advisory services to

General Motors. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to General Motors, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Although the calculation agent has made all determinations and taken all actions in relation to establishing the Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Price, that might affect the value of your notes.

- CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
- NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.
- SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
- NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
- LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
- THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
- MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the price of one share of the Reference Stock;
  - the time to maturity of the notes;
  - the dividend rate on the Reference Stock;
  - the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on General Motors is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, General Motors develops, produces and markets cars, trucks and parts worldwide and provides automotive financing services. The common stock of General Motors, par value $0.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of General Motors in the accompanying product supplement no. 133-A-II. Information provided to or filed with the SEC by General Motors pursuant to the Exchange Act can be located by reference to SEC file number 001-34960, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of General Motors based on the weekly closing prices of one share of the common stock of General Motors from November 19, 2010 through August 19, 2011. The closing price of one share of the common stock of General Motors on August 19, 2011 was $22.16. The common stock of General Motors commenced trading on the New York Stock Exchange on November 18, 2010. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any of the Ending Average Dates. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that General Motors will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.


Historical Performance of General Motors Company
45
40
35
30
25
20
15
10
5
0
Price ($)
Nov-10
Jan-11
Mar-11
May-11
Jul-11
Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.